                         Filed by Fox Entertainment Group, Inc.
                         Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: The News Corporation Limited Commission File No. 1-9141

The following communication contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements in this communication address the following subjects among others: expected date of closing the merger; future financial and operating results; and benefits of the merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that News Corporation's and Chris-Craft's, BHC's and UTV's businesses will not be integrated successfully; costs related to the merger; failure of the stockholders to approve the merger; inability to obtain or meet conditions imposed for governmental approvals for the merger; increased competition and its effects on price, spending, third-party relationships and revenues; inability to establish and maintain relationships with advertising and marketing providers; and risks of new and changing regulation in the U.S. and internationally.

For a detailed discussion of these and other cautionary statements, please refer to Chris-Craft's, BHC's and UTV's filings with the Securities and Exchange Commission, especially in the "Forward-Looking Statements" section of the Management's Discussion and Analysis section of Chris-Craft's Form 10-K for the fiscal year ending December 31, 1999, and to News Corporation's and Fox Entertainment Group's filings with the Securities and Exchange Commission.

                              *  *  *  *  *  *  *

  THE FOLLOWING IS A TRANSCRIPT OF A CONFERENCE CALL HELD ON AUGUST 14, 2000.

                                                                NEWS CORPORATION
                                                           Moderator: Dave DeVoe
                                                   August 14, 2000/9:00 A.M. CDT
                                                                          Page 1


                               NEWS CORPORATION


                                August 14, 2000
                                 9:00 A.M. CDT

Coordinator    Investors and security holders of Chris-Craft, BHC and UTV are advised to read the joint proxy statement prospectus regarding the proposed merger when it becomes available because it will contain important information about the transaction. The joint proxy prospectus will be filed with the Securities and Exchange
               Commission by Chris-Craft, BHC and UTV and by News Corporation.

               Investors and security holders may obtain a free copy of the joint proxy statement prospectus when it is available, another document filed by Chris-Craft, BHC and UTV with the Securities and Exchange Commission at its Web site at http://www.sec.gov. The joint proxy statement prospectus and these other documents may be obtained for free from Chris-Craft, BHC, UTV or News Corporation. I would now like to turn the call over to Peter Chernin, President and Chief Operating Officer of News Corporation. Thank you, sir, you may begin.

                                                                NEWS CORPORATION
                                                           Moderator: Dave DeVoe
                                                   August 14, 2000/9:00 A.M. CDT
                                                                          Page 2

P. Chernin     Thank you.  It's Peter Chernin.  Welcome to the call.  Also here with me today is Dave DeVoe, News Corp's Chief Financial Officer and Mitch Stern, who is the President of the Fox Television
               Station Group.

               I'm going to go through a couple of highlights on the deal. Then Dave is going to run through the specifics of the deal. Then we'll turn it over to Mitch who will talk about how he intends to integrate these operations into his existing extremely well managed group of television stations.

               First of all, let me start off by saying that this is a truly an electrifying day for News Corporation and Fox. Last night, we concluded a deal with Chris-Craft Industries and its related subsidiaries to acquire for cash and stock Chris-Craft assets for a total of approximately $5.4 billion.

               As I said, Dave will speak in a minute about the terms of the transaction but before he does let me briefly outline why we're so excited about this acquisition, what we think it will mean for us going forward and specifically why it will allow us to leverage our already dominant positions in television broadcasting, production and syndication to deliver even greater value to our customers and shareholders.

                                                                NEWS CORPORATION
                                                           Moderator: Dave DeVoe
                                                   August 14, 2000/9:00 A.M. CDT
                                                                          Page 3



               So for starters, we think this is the right deal for us. We think it's at the right price and it's at the right time. It's not often that assets that are this attractive, this complimentary and in some ways most importantly this scarce come on the market. We are acquiring assets, which perfectly compliment our most profitable and lucrative operating business, our 23 owned and operated television stations.

               I think we've ably demonstrated over the past decade that we are one of the most successful operators of local television stations. We've built the most powerful, profitable grouping of local television stations in the country with the best managers and the best mix of local and national sports, news and general entertainment.

               By acquiring ten television stations in extremely key markets throughout the United States, it makes us the largest owner and operator of local television stations in the country.

               These ten stations include three of the top five markets in the country, New York, Los Angeles and San Francisco. As a result, we'll now have

                                                                NEWS CORPORATION
                                                           Moderator: Dave DeVoe
                                                   August 14, 2000/9:00 A.M. CDT
                                                                          Page 4


               13 stations in the top ten television markets and 20 television stations in the top 20 markets.

               In two of these markets, and I would argue the two most important markets, New York and Los Angeles, we will have multiple stations. In fact, in Los Angeles we'll have two broadcast stations and two regional Sports Networks all working together.

               We'll also have duopolies in Salt Lake City and Phoenix in addition to the already existing duopoly that we operate in Dallas.

               We think this deal will position us for long-term leadership in television content in the creation of off nets in the selling and airing of off net syndication and the creation of first run syndicated product in news and in sports broadcasting.

               That's just the beginning. I think in some ways stations are like currencies. We can buy, sell and swap them creating potentially more duopolies while creating additional cash for the company or generating additional cash for the company. With that let me turn it over to Dave DeVoe who will give us a couple of highlights. Dave?

                                                                NEWS CORPORATION
                                                           Moderator: Dave DeVoe
                                                   August 14, 2000/9:00 A.M. CDT
                                                                          Page 5


D. DeVoe Thanks, Peter. As Peter mentioned we will acquire up to three related public companies of Chris-Craft, Chris-Craft Industries, BHC Communications and United Television for $5.355 billion in gross consideration fully diluted and $3.60 billion in net consideration, this is after considering the cash in the company, projected divestiture proceeds and transaction cost.

               The headline price per share in the exchange ratio on a 60/40 basis for each company is 1.1591 News Corp A shares plus $34 for Chris-Craft; 2.2278 News Corp A shares plus $66 for BHC and
               2.0259 News Corp A shares plus $60 for UTV.

               Gross considerations for the public shareholders on a 60/40 basis is funded as follows, 72,998,623 News Corp preferred shares and $2.13 billion in cash.

               The cash portion of the transaction is substantially funded by the acquired cash, which resides within BHC, United Television and the balance by the projected net proceeds from station divestitures, which we have to make to meet the 35% cap. All of the assets that we're acquiring with the

                                                                NEWS CORPORATION
                                                           Moderator: Dave DeVoe
                                                   August 14, 2000/9:00 A.M. CDT
                                                                          Page 6


               exception of the $1.7 billion in cash will be transferred to Fox Entertainment Group in exchange for shares in Fox. The transactions been approved by the boards of all three companies. The offer by News Corporation will be presented to each shareholder group for approval.

               CCN or Chris-Craft Industries, BHC and UTV have entered into voting agreements wherein they will vote in favor of the transaction. By virtue of Chris-Craft's control of BHC and BHC's control of UTV, shareholder approval should be received for the acquisition of BHC and UTV.

               The transaction has been structured as nontaxable on the share for share component. While we believe that the transaction has been structured to comply with the IRS regulations, an IRS ruling on the tax-free nature of the share for share exchange will be requested. The ruling has no consequence on a closing of the transaction. If a ruling is not received then a transaction will be taxable to Chris-Craft shareholders, BHC and the UTV shareholders.

               The following additional consideration will be paid, $5 per share to the shareholders of Chris-Craft, $8.25 per share to the shareholders of BHC, $7.50 per share to the shareholders of UTV. Such payment will be made

                                                                NEWS CORPORATION
                                                           Moderator: Dave DeVoe
                                                   August 14, 2000/9:00 A.M. CDT
                                                                          Page 7


               in 60% of News Corporations preferred shares and 40% in cash. If this payment is required, the aggregate additional consideration is approximately $300 million.

               The transaction is subject to SEC and other regulatory approval and is expected to close within one year. If the transaction does not close within 15 months, then either party may terminate the agreement.

               Fox Entertainment group will acquire from News Corporation the shares of Chris-Craft, BHC and UTV for $3.625 billion. This is the gross consideration of $5.3 billion less the cash that's in the company, which will be retained by News Corporation.

               122, 241,985 shares of FEG will be issued to News Corporation at a price of $29.85. This will increase News Corp's ownership in Fox from 82.76% to 85.25. The transaction is accretive in earnings to both Fox and to News Corporation. The acquisition multiple on a fully integrated basis is about 9.4 times.

               Now I'd like to turn it over to Mitch who is going to discuss the highlights of how the acquisition will be integrated into our existing operation.

                                                                NEWS CORPORATION
                                                           Moderator: Dave DeVoe
                                                   August 14, 2000/9:00 A.M. CDT
                                                                          Page 8


M. Stern Thanks, Dave. Just to start right out I'd like to say that we think this is the standout duopoly deal in broadcasting and we think that in the same way we redefine the business with New World, we're going to redefine the business with the Chris-Craft purchase.

               Let me just make sure, give you a few things to make sure everybody knows what we bought. We bought ten stations. Eight are UPN, one is ABC. One is NBC.

               There are six V's, four U's. There are four FTS markets, four duopoloies. There's three of the stations that are in the top ten. Eight are in the top 25 and all ten are in the top 40 markets.

               After the merger, it looks like there, it sounds a little weird, but there are 13 stations in the top ten, 24 stations in the top 25 markets, 31 in the top 40 and 33 in total.

               The market penetration in terms of reach, the Chris-Craft stations is, according to the FCC definition, 18.8. Oddly enough, if we combined everything just as without any swaps or anything, we would, the combined

                                                                NEWS CORPORATION
                                                           Moderator: Dave DeVoe
                                                   August 14, 2000/9:00 A.M. CDT
                                                                          Page 9



               group, all 33 stations, would have a 40.5% penetration of the FCC, according to the FCC definition. That sounds very close to a lot of suggestions if the cap were raised, it would go to 40%. That's just sort of coincidental.

               Then, I'm going to echo some of the things that Peter said we are going to acquire stations that we believe are under performing in LA.

               Currently, our station has five times the EBITDA of the Chris-Craft station. In New York, Phoenix and Salt Lake our EBITDA is nearly double. We think that given our ability to run a duopoly as we've proven in Dallas and given our New World experience in affiliations, which is creating a tremendous amount of wealth out of the Chris-Craft stations is not all that difficult.

               We get the station currency to be a key player in trades to create strategic duopolies. We expect to create five to ten additional dupolies as we trade stations with other groups. New York, of course, is the number one market and we will be by far, the strongest player. In LA, as Peter said, we'll have two television stations and two regional cable sports channels

                                                                NEWS CORPORATION
                                                           Moderator: Dave DeVoe
                                                   August 14, 2000/9:00 A.M. CDT
                                                                         Page 10


               making us probably having the most leverage in sales in any market in the country.

               The Chris-Craft stations currently underperform to levels of revenue market and share and return on sales. For example, where they are in the mid 30's, we operate around 50. In terms of market share ours is probably double. There are also some cases where we may wind up with affiliation switches; the profits will increase dramatically as we showed you in New World.

               The New World experience, just to put some meat on this conversation. In two years, we more than doubled the profits and increased the market share by 3.5 share points. That had nothing to do with duopolies or affiliation switches at that point. So that was just hiring better people and selling better.

               In many of the Chris-Craft stations, actually the newer ones have very low profits and very low market share. It will not be difficult for us to, assuming we keep those, to increase those.

                                                                NEWS CORPORATION
                                                           Moderator: Dave DeVoe
                                                   August 14, 2000/9:00 A.M. CDT
                                                                         Page 11


               In Dallas, right now we operate as 60% return in our duopoly and that has no network affiliation at all. We also feel that these duopolies allow us to get local sports rights and have premiere exhibition of those sports rights.

               Our competitive position, general speaking, does not just reside in the local markets. It will go across the group. Whenever we buy programming, do national sales bid for sports rights, things like that.

               Considering that I run Twentieth Television, it's also extremely lucrative being able to develop programming for day parts like daytime and be able to air these all these shows across so many different outlets. I mean the real estate given to us by this purchase is second to none. In terms of efficiencies, I'm going to say things that are maybe obvious to all of you, the cost. So many costs go away. Sales leverage is great.

               I think we're actually addressing a lot of the consolidation of media buying by consolidating ourselves, our own advertising efforts. I think our success in our current group is well known, very often it's just reduced to profits but the fact is we probably do more local news, sports, entertainment programming than any other group as well. I think we do

                                                                NEWS CORPORATION
                                                           Moderator: Dave DeVoe
                                                   August 14, 2000/9:00 A.M. CDT
                                                                         Page 12


               over 100 hours a day of local news and I think we're going to expand that a lot.

               Our goal has always been to provide more local broadcasting and more diversity of programming and it's worked. We'll actually increase that effort. I think that's it.

               The FCC definition of what was the point of dupoloies. So I think that's where we are and we can't wait to get this done. So now, I'll just turn it back to Peter.

P. Chernin     I think that sort of gives you our view of the highlights of the deal both in the financial and operating perspective. I think maybe the best thing to do now is take any calls you may have.

Coordinator    Jessica Reed Cowen, you may ask your question and please state your company name.

J. Reif Cohen  Okay, Merrill Lynch, a couple of questions, first of all can you discuss UPN? What you think will happen with that and does it matter to you?

                                                                NEWS CORPORATION
                                                           Moderator: Dave DeVoe
                                                   August 14, 2000/9:00 A.M. CDT
                                                                         Page 13


P. Chernin     Yes, I'm not sure I know what will happen to it.  I do think, my guess is that's a more appropriate question for Viacom, although both Sumner and Mell have spent a large chunk of time in Washington arguing about why they want to have two networks and why they want to have two voices for diversity and for jobs, etc.
               So I would assume they'll keep it going if they are true to their word, but beyond that I don't think we have point of view what will happen.

               In terms of whether we care, I don't think we care enormously. I think that we have multiple opportunities whether it's to be an UPN affiliate, whether it is to run these as independent stations and begin to share news programming and get more sports programming, begin to use more Fox product on it. So I think we have multiple ways to go, all of which I think we can use to maximize these stations.

J. Reif Cohen  On Salt Lake City, can you keep that second station?  Is Fox number five in that market?

M. Stern No, that's one where our station and their station are in the top four and we'll probably have to swap the Chris-Craft station out.

                                                                NEWS CORPORATION
                                                           Moderator: Dave DeVoe
                                                   August 14, 2000/9:00 A.M. CDT
                                                                         Page 14


J. Reif Cohen  Okay, is there a breakup fee?

D. DeVoe       No.

J. Reed Cowen  Then, last question, Mitch, could you talk a little bit more about the platform that you have in LA and New York, what kinds of things you can do with it?

M. Stern Sure, it's sort of an amazing thing. First, of all New York and LA have been very hot markets this year. The New York market has grown 20% and the LA market is in double-digits. What you're allowed to do with all that real estate is sort of incredible. I'll start with LA because we have Fox Sports West 1 and 2; the leverage in advertising that we'll have now is fantastic.

               We will essentially have the number one market share before we even do anything. We'll have the number one market share in both markets, so there's no advertiser that really is going to go around us. When you have all of that leverage it's pretty great in terms of news. You can cover with the same newsroom; you'll have so many hours to program with very little more expense. You're going to basically convert some of these like our

                                                                NEWS CORPORATION
                                                           Moderator: Dave DeVoe
                                                   August 14, 2000/9:00 A.M. CDT
                                                                         Page 15


               current Fox stations into a much more of a New World, if you can use that phrase, but our more traditional stations where you have a lot more news on all day.

               Then sort of, do a different programming strategy. The Chris-Craft stations, that is more traditional in what they've done and have much more of a block of sitcoms and things like that. So you get the best of all worlds in that case.

               You also have the options of cross promoting. You have a lot of cost savings in all the engineering and administrative functions. The average, look, this is not just me talking. This has been proven by a lot of different groups and I think groups with not even that talented group of management.

               This is a very simple process. It's much easier than fixing the New World stations in terms of getting all these cost savings. So in the end, what will show up in the bottom lines are these sort of enormous returns on sales in markets like New York and LA.

                                                                NEWS CORPORATION
                                                           Moderator: Dave DeVoe
                                                   August 14, 2000/9:00 A.M. CDT
                                                                         Page 16


               You will also, again, be able to clear any syndicated show that we developed or really force or be in line to buy any show that's put out by any other studio.

               So again, you just are going to have to deal with us. The benefits will, I think be dramatic and I think you'll start to, after, I mean it's too bad this thing is going to take, whatever nine months to a year to actually get done because we almost can't wait.

               Now, the other thing, that's New York and LA. In some of the other markets in Chris-Craft, after the swaps you will see this same kind of duopoly structure occur in some other fairly large markets. Because there is so many alternatives there, there's no point of me going through it but the New York and LA just simply have the biggest dollars and therefore, will have the biggest return.

J. Reif Cohen  Yes.

Coordinator    Rich Bilatti, you may ask your question and please state your company name.

                                                                NEWS CORPORATION
                                                           Moderator: Dave DeVoe
                                                   August 14, 2000/9:00 A.M. CDT
                                                                         Page 17


R. Bilotti     Hello, Richard Bilotti, Morgen Stanley, two questions.  One, could you discuss the implications across your whole group now on a proforma basis? Where do you actually have regional Sports
               Networks in terms of overlap? And given what you've just stated about the benefits of running two stations, in effect are there even greater benefits where you have triopolies and I think in LA, you may have the first quadopoly in history?

               The other question is really simple. How much of the good will on this deal is tax deductible? You all in the past have been extremely creative and I think David's managed to keep the taxes down to a fairly low degree. How does that work in this case?

R. Chernin     Rich, we'll answer that question first because it's easy.
               Unfortunately, in this transaction none of the goodwill is tax deductible.

R. Bilotti     That's a shame.

R. Chernin     Yes, it is.

R. Billoti     And in terms of the sports programming, what are the
               opportunities there with the RSN's?

                                                                NEWS CORPORATION
                                                           Moderator: Dave DeVoe
                                                   August 14, 2000/9:00 A.M. CDT
                                                                         Page 18



M. Stern       I'm sorry.  Say it again please.

R. Billoti     What are the opportunities as far as using the regional Sports
               Networks to create triopolies or as I said in LA, I think you have the first quadopoly.

M. Stern Right. Well, we're going to give you credit for inventing a new word today and that will go right on our letterhead. We're in at least 15 different markets where we can try to use cross selling.

               Now, what may actually occur through all this is we will target certain markets where that kind of duopoly or triopoly would be available to us. So it's very possible depending on how the swaps go that we could wind up in a market that's not even on this list yet or wind up where we have one station coming from Chris-Craft, buy a second one and do a Sports Net there. So that is definitely part of the strategy.

               Just to give you an update on where we are, we've basically integrated all the infrastructure across the group right now. We've started to sell that way. So again, as we do Chris-Craft and the quadopoly, obviously is the best example as such, that that will be the most dramatic. In Phoenix,

                                                                NEWS CORPORATION
                                                           Moderator: Dave DeVoe
                                                   August 14, 2000/9:00 A.M. CDT
                                                                         Page 19


               which is a duopoly, we're also selling Sports Net. So that would be a triopoly example.

R. Billoti     Just one quick follow up, have you found in Los Angeles, for instance, or I believe in Phoenix where you have a station and a network already, that the buyers of IRSN time and buyers of traditional broadcast time overlap to a large degree?

M. Stern It's interesting. They overlap in some cases, especially on regional buys. What we have been able to do on a number of these markets is actually bring local advertisers to the Sports Net for the first time.

               I'm sorry, I don't have a list, but I can follow up when I'm back in LA. It's been really interesting how our sales guys, I know this happened in Detroit, will walk into an advertiser and say, "By the way, have you ever considered being on the Sports Net?" They go, "Fine."

               Because you have that combination of NFC, for example on the station and lots of inventory for other sports on Sports Net. Again, you have that sort of perfect combination on how to acquire sort of ... in a synergistic share of the business, but yes, it is working. It's going to be, I think, that

                                                                NEWS CORPORATION
                                                           Moderator: Dave DeVoe
                                                   August 14, 2000/9:00 A.M. CDT
                                                                         Page 20


               is the direction of advertising so that groups that have quite a few media outlets are going to get more and more and more of those, more than a fair share say of those dollars and groups, that are just sort of nothing more than television groups say, not that they are going to be terrible, but they are going to get hurt.

R. Bilotti     Thank you very much.

Coordinator    Jill Cridick, you may ask your question and please state your company name.

J. Cridick     Good morning, Salomon Smith Barney.  I was curious if you could wrap up some of the discussion in terms of cost saves and what you realistically think you can achieve over the next, one, two, three years? You touched on divestiture proceeds, potentially, have you earmarked certain assets at this stage what you might be considering divesting? Finally, on the regulatory front, how do you see those issues playing out? Thank you.

M. Stern In terms of the divestitures, I think that we have gone through numerous scenarios and since it's not under our control, solely our control, it will depend on a lot of meetings that we have.

                                                                NEWS CORPORATION
                                                           Moderator: Dave DeVoe
                                                   August 14, 2000/9:00 A.M. CDT
                                                                         Page 21


               Now, the one thing I can tell you is that I get lots of calls and have all year round, can we please buy your O&O in such and such a city? I always just say no, of course because they keep making more money and they keep getting more valuable.

               So at this point there is going to be a much more serious discussion and I think we have a very clear strategy. I think that's about the most I want to tell you.

               In terms of the cost savings, I think the best way I can summarize it without going person by person or something in a station, because we've done that, in Dallas, for example and in other, if you want to look at other groups that have done that. You really run, can run, depending on the type of programming, a second station with say somewhere between 5 and 15% of the manpower and of the primary station and probably 2% of the equipment.

               So it's pretty spectacular. The return on sales, I would say it should average for a duopoly. Again, depending on your size of investment, whether you have local sports or things like that should be between 55 and

                                                                NEWS CORPORATION
                                                           Moderator: Dave DeVoe
                                                   August 14, 2000/9:00 A.M. CDT
                                                                         Page 22


               65%. I think that sort of gives you a good indication of the kind of cost savings you can have. Again, remember, Chris-Craft operates their stations in the mid 30's.

J. Cridick     At what growth rate...

M. Stern       The regulatory question?

J. Cridick     Yes.

M. Stern Well, I think that our company and NBC and some other companies have been on the forefront of trying to encourage deregulation of the broadcasting industry but I know that given our plans for duopolies, we will make the 35% rule, so we intend to comply.

J. Cridick     Thank you.

Coordinator    Vincent Vickers, you may ask your question and please state your company name.

                                                                NEWS CORPORATION
                                                           Moderator: Dave DeVoe
                                                   August 14, 2000/9:00 A.M. CDT
                                                                         Page 23


V. Vickers     Good morning, Vincent Vickers, Chase H&Q.  David, you had
               mentioned an acquisition multiple of about 9.4 times. Can you just walk us through the assumptions for that? Just in terms of revenues and cash flow for next year, what can we expect?
               Thanks.

D. DeVoe Yes, I think we get to a net consideration of slightly more than $3 billion, which is the cash, which is in the company in our play in divestitures. On a proforma basis, we believe in year one of the deal we're going to be making an excess of $300 million off of this group of assets proforma for the divestitures. I'm sorry what was the second part of the question?

V. Vickers     The second part of the question, actually you answered.  I was asking where you thought revenues and cash flow could go to in 2001. Thanks.

D. DeVoe It's not 2001. It's proforma for the first year of operations after the transaction closes, which will be, I guess it will probably be our fiscal 2002.

Coordinator    Richard Simon, you may ask your question and please state your company name.

                                                                NEWS CORPORATION
                                                           Moderator: Dave DeVoe
                                                   August 14, 2000/9:00 A.M. CDT
                                                                         Page 24


R. Simon Yes, Goldman Sachs, I just had a follow up on that last question and a second question if I could. Is that $300 million in EBITDA in 2002? Can you sort of relate it to that contrast the opportunities afforded to you in the Chris-Craft stations versus your doubling of profits, I believe on the New World stations over two years?

               Then lastly, how far does this acquisition go to satisfy your US distribution goals and folding in other distribution platform opportunities?

M. Stern In terms of the New World, as a comparison to New World, first of all the numbers on New World, those are actuals. That's what we did. In terms of doing the Chris-Craft station, the reason we feel so much more comfortable in this case is so much of the value is in New York and LA, of course, and those will be duopolies. When you do duopolies, it's a much more simple procedure than to completely overhaul one station.

               Of course, the other part is going to be post swaps. Again, the swaps will be done in order to do duopolies. So in that sense, again, it's a fairly simple procedure. So the idea of getting to $300 million off of where Chris-Craft will be delivered is actually conservative to tell you the truth.

                                                                NEWS CORPORATION
                                                           Moderator: Dave DeVoe
                                                   August 14, 2000/9:00 A.M. CDT
                                                                         Page 25


               In terms of distribution, as I was saying before, you cannot clear a show in the US without New York and LA participating.

               You cannot and that would be for somebody trying to sell me a show. I can clear now virtually any show we create whether it's by Twentieth TV, Twentieth Century Fox TV, the network. The network wants to expand its day part. We have so many more options now whereas it does to some degree need our agreement in order for others to do it. It just provides us, it's taken us up another notch.

R. Simon My distribution question, I understand what you're saying with the stations but maybe more to Peter. Distribution versus Sky Global and that whole platform approach.

P. Chernin     Well, as it relates to Sky Global, we're actually in a silent period. So we really have nothing to add about Sky Global. I think that I would say is that this gives us, I think an unmatched broadcast television distribution platform in the US, which has always been a key part of our strategy. Beyond that anything having to do with Sky, I can't comment on.

R. Simon       Okay, thanks.

                                                                NEWS CORPORATION
                                                           Moderator: Dave DeVoe
                                                   August 14, 2000/9:00 A.M. CDT
                                                                         Page 26


Coordinator    Elanta Menesona, you may ask your question and please state your company name.

E. Menesona    It's First Suisse Boston.  The question, first of all, Mr.
               Chernin, is there any reason why the margins of the Fox station should not reach 50% and over what timeframe do you think that's achievable? Second of all, can you make some comments on your use of digital spectrum at some point in the future?

M. Stern Well, I can fairly talk to the first part. The current stations are already virtually 50%. So that's not hard and you do have, the interesting part of the question is that you do have benefits, not just as a Chris-Craft station. So you go back to, it is a synergy. So it will occur on both. So we do expect upside in the stations where there are duopolies and because we're able to do deals now across a wider array of stations, we will achieve benefits on license agreements, programming agreements, all kinds of things that are more nationally based because we have that much more leverage.

                                                                NEWS CORPORATION
                                                           Moderator: Dave DeVoe
                                                   August 14, 2000/9:00 A.M. CDT
                                                                         Page 27


               In terms of the digital spectrum, what this gives us again, is a lot more digital spectrum. You'll have in the end, we'll have like whether it's in the exact ten markets that we're talking about or some other markets after swaps, will have double the, ten more, so I guess it turns into something like 40% or something more digital spectrum than we have today. I think Chris- Craft is built out to about seven stations of the ten. So by the time, hopefully we take over they will be there or virtually there.

               One of the nice things in a way, is just that for example we can combine facilities. It will be cheaper to operate. In terms of the use of the digital spectrum, I think there are a lot of good strategies that have just been bandied about and yet that is really very much a topic in Washington and the FCC. So I think I'll just wait for them before I say what we're thinking of doing.

E. Menesona    Thank you.

Coordinator    David Lener, you may ask your question and please state your company name.

                                                                NEWS CORPORATION
                                                           Moderator: Dave DeVoe
                                                   August 14, 2000/9:00 A.M. CDT
                                                                         Page 28


D. Lener Yes, it's AMB Amro. Two questions, one does ownership of the New York Post in New York give you a regulatory problem of cross ownership?

               The other one is I'm still trying to calculate the multiples here. It sounds as though you're going to divest yourself of about $900 million worth of stations to get it down to that $3 billion net of divestitures. Is that right?

D. DeVoe       No, it's about $600 million, David.

D. Lener Six hundred? I'm sorry. I thought that Chris-Craft stations were doing about $150 or $160 million in cash flow currently. So you're going to get rid of some of those stations and we're still going to get it up to $300 million. Am I calculating something wrong?

D. DeVoe No, you're right except I believe the Chris-Craft are operating at slightly higher than 150. I think the number of the current year is, the run rate is about $80.

P. Chernin     On the New York Post, David, we currently have clearance from the
               FCC to operate the New York Post and a television station.
               Clearance was

                                                                NEWS CORPORATION
                                                           Moderator: Dave DeVoe
                                                   August 14, 2000/9:00 A.M. CDT
                                                                         Page 29


               given at a time when that was the most you could do. Clearly, the FCC has now said that it's okay to operate two television stations in the same market and we think that this deal is very much in the spirit of the what the FCC has been looking to achieve.

               I think that they've been looking to strengthen local broadcasting, give us the opportunity to do more news, more sports, etc. Yet at the same time I think their concerns tend to be with diversity of voices and the number of voices in a given market.

               We think that there are so many strong media voices in the New York market between numbers of newspapers, various cable channels and New York 1 and MSN and Fox News, etc., that we think we believe that this deal is absolutely is within the spirit of what the FCC is looking to achieve.

D. Lener       You do have to go for a waiver though, is that right, Peter?

M. Stern Yes, David, it's not clear as to how they will interpret the existing... You need to have a conversation with the FCC.

                                                                NEWS CORPORATION
                                                           Moderator: Dave DeVoe
                                                   August 14, 2000/9:00 A.M. CDT
                                                                         Page 30


D. Lener       Okay, good luck with it.

P. Chernin     Thank you.

Coordinator    Rich McDonald, you may ask your question and please state your company name.

R. McDonald    Yes, it's JP Morgan.  Most of my questions have been answered, but I would like to congratulate you guys on a very interesting transaction. Just to quick follow up on David's question, of the say $300 million plus, Dave or Peter or Mitch, is that simply from within the broadcast group or does that include syndication and all the other potential benefits that you get?

M. Stern No, one of the reasons why I said we were conservative because I think that depending on the number of swaps we do and that is something we can try to work out even before the closing. We'll try to get the plans in place. I think that really was primarily for the stations that we will have.

               The upside to syndication and other parts of this company are really not part of this announcement. They are and will be dramatic.

                                                                NEWS CORPORATION
                                                           Moderator: Dave DeVoe
                                                   August 14, 2000/9:00 A.M. CDT
                                                                         Page 31


               I think the one thing I didn't say in regard to New World was one of the major benefits when we did the New World deal was how great the ratings in those ten markets got for FCC, for the network. Of course, that went into their sales numbers as well but that is not part of anything I even mentioned about doubling profits.

P. Chernin     I don't think we can really calculate exactly what it's going to be in the first run in terms of the benefits as we continue to roll out our off net syndication in terms of additional news programming. Also, just in terms of clearly the amount of flux that's going on in the broadcast business. I think this puts us in a much stronger position to maximize our position as those changes occur.

R. McDonald    Thanks.

Coordinator    Robert Shipman, you may ask your question and please state your company name.

R. Shipman     Hello, it's DLJ.  So if I get this right, the proceeds from divestitures coupled with Chris-Craft cash on hand should cover the entire cash

                                                                NEWS CORPORATION
                                                           Moderator: Dave DeVoe
                                                   August 14, 2000/9:00 A.M. CDT
                                                                         Page 32




               component that you're paying here. So net debt at the end of the day additional should be zero?

P. Chernin     Net debt actually goes down marginally on this transaction.

R. Shipman     So with the additional $300 million in cash, leverage has
               improved. Have you spoken with the rating agencies? Have you gotten any comments from them on this? Finally, if ownership restrictions are listed would you still anticipate the $600 million in divestitures? Thanks.

D. DeVoe Coming from a credit standpoint, all of our credit staff and ratios improved as a result of this transaction. We've had a conversation with one of the rating agencies. If anything it's just positive for us from a credit perspective. So we're not concerned about it.

               With respect to the cap being listed, I think at the time certainly we believe in the business and we'll have to wait and see what happens to it.

M. Stern If the cap were lifted the number of options goes up. I think the way we figured it out was to maximize future cash flows. So again, duopoly would still be the rule of the day.

                                                                NEWS CORPORATION
                                                           Moderator: Dave DeVoe
                                                   August 14, 2000/9:00 A.M. CDT
                                                                         Page 33


R. Shipman     Thank you, congrats.

Coordinator    Peter Charhouse, you may ask your question and please state your company name.

P. Charhouse   Hello, good morning, it's Peter Charhouse, UBS Warburg.  A couple of questions for you. Firstly, as regards the comment on being immediately earnings accretive, does that tie in with all the comments you made about the 9.4 times proforma multiple? If I run the same numbers down to earnings that's where you're making the assumption that it's earning accretive?

D. DeVoe       Probably, Peter, yes, that's right.

P. Charhouse   Okay, as regards the.

D. DeVoe Peter, to be clear, it's going to take us a bit more, slightly longer than 12 months to get to that 9.4 times but we're still in the first year of acquisition, it's still accretive to earnings.

                                                                NEWS CORPORATION
                                                           Moderator: Dave DeVoe
                                                   August 14, 2000/9:00 A.M. CDT
                                                                         Page 34


P. Charhouse   Which I'm assuming is now fiscal 2002, we should run our numbers on?

D. DeVoe       That's correct, yes.

P. Charhouse   Okay, as regards the Salt Lake City market where you talk about the duopoly potential, the CBS station isn't going to work. So you're going to have to sort that for a lower ranking station, are you?

M. Stern Not necessarily a lower ranking station. There's no reason why we have to have a duopoly in Salt Lake. What we will do is trade stations around the country for other stations. It's an ABC station. It's more likely we will swap that one out.

P. Charhouse   Okay, so you do intend to swap or sell almost immediately?  I assumed that you would basically run with this and assume the FCC limit will be changed, but it sounds as if you're going to do these trades and stick within the limit for the time being.

M. Stern       That's correct.

                                                                NEWS CORPORATION
                                                           Moderator: Dave DeVoe
                                                   August 14, 2000/9:00 A.M. CDT
                                                                         Page 35


P. Chernin     I think, Peter, there's other reasons to doing trades, which is to try to create additional duopolies, as Mitch has sort of said, we now have a great currency. I think that there's going to be some consolidation where other people are looking to create duopolies, where we have the opportunity to create the additional duopolies lined up even better with our local Sports Networks, etc., etc. All of these trades are not just divestitures to get into the cap. They are to maximize the results of this acquisition.

P. Charhouse   Okay, in terms of getting your margins up and take a proforma station that's doing 35% and you're going to get that to say 55 in a duopoly market. Of those 20 margin points, I get the impression it sounds as most of that comes from ratings, improved advertising sales and a reduction in operating costs. There isn't that much reduction in cost to content from the current operating situation or are there significant content cost reductions?

M. Stern No, there are some. In terms of local news, it's a much more efficient process. So in that sense of programming, yes, there are real savings. In terms of buying programming, the more leverage you have theoretically, the lower the price. So I think there will be some real savings in the content area.

                                                                NEWS CORPORATION
                                                           Moderator: Dave DeVoe
                                                   August 14, 2000/9:00 A.M. CDT
                                                                         Page 36


P. Charhouse   Okay, then.  Now, Peter, one comment you were making late last year was that News Corp was very much past the peak in its investment cycle or past an investment peak, let's say because I don't want to suggest you're going to give up. Can you comment how this fits in with that? I'm not trying to undermine the comment at all, but I guess the extent to which you're still hungry to expand the core media businesses and extent to which there may still be some major acquisitions down the line.

P. Chernin     Well, I actually think we've been fairly consistent over the past year, which is to say that there have not been acquisitions that we feel the need to make at any cost and that we will always look at acquisitions on an opportunistic basis. Those that we think allow us that are accretive, that allow us to grow the value of the company. So that's very much the sort of the decision-making matrix in which we looked at this acquisition. I think that's the way in which we'll look at future acquisitions.

               We don't feel some desperate need to acquire things just for the sake of it. On the other hand, if we think that there are things that potentially help us grow the business, help us grow our earnings, help us our strategic position we'll consider them. I think I've been fairly consistent about that

                                                                NEWS CORPORATION
                                                           Moderator: Dave DeVoe
                                                   August 14, 2000/9:00 A.M. CDT
                                                                         Page 37




               perspective for the past year and I think I've exercised a fair amount of discipline over the past year among those lines.

P. Charhouse   Okay, and just finally, the $600 million also of consideration you expect to generate, that comes from the industrial division and a handful of smaller stations, doesn't it or are there some other efforts also?

D. DeVoe Yes, I don't think we're planning a lot of the proceeds, at least for the industry division but it's principally, station sales we're going to make. It's all station sales we're probably going to make.

P. Charhouse   Okay, well thanks, very much.  I must admit this morning that the deal looked very cheap in Australia, by the end of the day we're looking expensive and now it looks quite reasonable again.
               Thanks, very much.

P. Chernin     Thank you.

Coordinator    Dean Chung, you may ask your question and please state your company name.

                                                                NEWS CORPORATION
                                                           Moderator: Dave DeVoe
                                                   August 14, 2000/9:00 A.M. CDT
                                                                         Page 38


D. Chung Hello, Dean Chung,...Capital Management. Two questions, number one has Chris-Craft committed to elect its shares being BFC and BHC committed to elect its shares in United Television one way or the another in terms of shares or cash? Secondly, as BHC shareholders, are we going to continue to get our $2 dividend now until the deal closes?

P. Chernin     No one's made any election.  Well, actually, the way it works is that on the assumption that all three transactions happen then
               Chris-Craft doesn't get any consideration from the mergers of BHC and UTV. So we get considerations at top level. That's an election by the separate shareholder... That assumption has not been made.

D. Chung It has not committed to elect one or the other in terms of shares of stock?

P. Chernin     That's correct.

D. DeVoe They have in the normal dividend that Chris-Craft has been paying will continue to be paid.

D. Chung       Okay, great, thank you.

                                                                NEWS CORPORATION
                                                           Moderator: Dave DeVoe
                                                   August 14, 2000/9:00 A.M. CDT
                                                                         Page 39


Coordinator    Brad Miller, you may ask your question and please state your company name.

B. Miller      Brad Miller, Fidelity Investments, they always say the mark of a good opportunity is buy low, sell high. In that context, I think bingo, you ran into a great opportunity with BHC given the cash profile. I'm just kind of wondering how you determined a price of 165?

D. DeVoe       It was done on a multiple broadcast cash flow principally.

B. Miller      So the consideration of the cash and the balance sheet was not a factor in that valuation?

D. DeVoe No, pertinent assets of that company were considered in arriving at the valuation.

B. Miller      Isn't the majority of the billion dollars plus part of BHC?  In other words, all the cash owned by Chris-Craft is held by BHC, which is an independent company.

D. DeVoe       Yes.

                                                                NEWS CORPORATION
                                                           Moderator: Dave DeVoe
                                                   August 14, 2000/9:00 A.M. CDT
                                                                         Page 40




B. Miller      Well, like I said again, buy low, sell high.  In terms of the capitalization of BHC is there super voting shares or is it all one for one?

D. DeVoe       I believe it's all one for one.

B. Miller      That's what I thought too.  Okay, well when the vote comes around we'll see you, thanks.

D. DeVoe       Great.

Coordinator    Raymond Catch, you may ask your question and please state your company name.

R. Catch Ray Catch, Bear Stearns. Mitch, could you comment on WWF programming, what your feelings are on that either as part of UPN or as not part of UPN?

               Then also, I guess, Peter, if you will getting back to regional sports and drilling a little deeper, since you have 40% interest in MSG Network who's in the deep negotiations with the Yankees, do you think a duopoly

                                                                NEWS CORPORATION
                                                           Moderator: Dave DeVoe
                                                   August 14, 2000/9:00 A.M. CDT
                                                                         Page 41




               and your sport strategy in New York helps your affiliates out in those negotiations?

P. Chernin     Ray, I mean I can tell you how much I personally like WWF.

R. Catch       No.  How about professionally?

M. Stern Well, it's really an amazing demo for males 18 to 34. It's just an amazing franchise, but other than saying that, I really don't have any other comments. I think it's helped UPN dramatically and it's a huge promotional pace but that's all I am going to say.

P. Chernin     I think in terms of our 40% ownership of the regional Sports
               Network in New York and the upcoming Yankees negotiation, I think it's difficult to attribute a direct relationship. Clearly, we have been, we've been aggressive about using the Yankees both on MSG and in fact, we have run Yankee games on the Fox affiliate this year. I think as those negotiations continue it just gives us one more outlet that we can potentially play with but specifically how it affects it, I think it's too early to tell.
               It's obviously a very complicated negotiation, which is going on.

                                                                NEWS CORPORATION
                                                           Moderator: Dave DeVoe
                                                   August 14, 2000/9:00 A.M. CDT
                                                                         Page 42


R. Catch       All right, thank you.

Coordinator    Brian Long, you may ask your question and please state your company name.

B. Long It's Chesapeake Partners. Is there a standard election here and are we guaranteed of getting it? I'm sorry, but I missed your answer to how the Chris-Craft insiders will elect? Have they committed either way to taking cash or stock?

D. DeVoe I think the answer is that the Chris-Craft insiders have not elected yet.

B. Long Okay, and as far as just the election are we guaranteed, just for the Chris-Craft example, the $34 in cash and 1.1591?

D. DeVoe I think what you're guaranteed in getting a consideration of the $85 a share at the Chris-Craft level.

B. Long Okay, so are you telling me that there's not a standard election and everything is subject to a prorate?

                                                                NEWS CORPORATION
                                                           Moderator: Dave DeVoe
                                                   August 14, 2000/9:00 A.M. CDT
                                                                         Page 43


D. DeVoe       Yes, that's what I'm saying.

B. Long        Okay, thank you.

D. DeVoe       You're welcome.

Coordinator    Mario Gabelli, you may ask your question and please state your company name.

M. Gabelli     Hello, Mario Gabelli, just a couple of nitpicking technical questions. First, does the majority of the minority have to vote for these at the BHC, the United Television?

D. DeVoe       The answer is no.

M. Gabelli     Okay, second, you mentioned in response to Jessica's question that there is no breakout fee. Was that traded off of the negotiations with no collar? How did that come about?

D. DeVoe There is a lot of various points in negotiated deals. It's just part of the negotiations.

                                                                NEWS CORPORATION
                                                           Moderator: Dave DeVoe
                                                   August 14, 2000/9:00 A.M. CDT
                                                                         Page 44


M. Gabelli     One last little mip, in response to someone's question on the
               Chris-Craft dividend policy, does that apply to the BHC and UTV dividend policy?

D. DeVoe Yes, they would be able to continue to make the dividends that have been made historically.

M. Gabelli     Terrific.  Thanks, very much.  I appreciate it in many ways.

Coordinator    Michael Minden, you may ask your question and please state your company name.

M. Minden      Deutsche Bank, David, I was just wondering why Fox didn't buy
               Chris-Craft outright?  Why it had to go through News Corp?

D. DeVoe That's part of the negotiations that we have. It's what the buyer wanted.

M. Minden      He wanted News Corp shares?

D. DeVoe       It was part of the negotiation.  It's what the seller wanted.

                                                                NEWS CORPORATION
                                                           Moderator: Dave DeVoe
                                                   August 14, 2000/9:00 A.M. CDT
                                                                         Page 45


M. Minden      Okay.  And, Mitch, I was just wondering, it might have already been asked but I missed it. How long does it take to get to the 60% margins that you're talking about in the duopolies?

M. Stern I just think it depends on a few things but you get most of the benefit almost immediately because you just have that short period of time where you're combining things. And because we have essentially somewhere between nine months and a year to get FCC approval we should be able to have that plan ready to go. So as soon as we are ready to operate, we do it. It actually happens very quickly.

M. Minden      So it's basically on that $300 million number that David's talking about, is it?

M. Stern       That's correct.

M. Minden      David, sorry, one last question, is there a chance that the BHC minorities can vote against this and knock it on its head?

D. DeVoe       No.

                                                                NEWS CORPORATION
                                                           Moderator: Dave DeVoe
                                                   August 14, 2000/9:00 A.M. CDT
                                                                         Page 46


M. Minden      Because Chris-Craft has 80% so they can't vote against it and derail it?

D. DeVoe       Well, they can vote against it but.

M. Minden      They can't derail it.

D. DeVoe       Right.

M. Stern I mean there are dissenter's rights, which would give them a cash pay off...

M. Minden      Right.  Okay.  David, you said $85 is guaranteed to these guys.
               When is the News Corp share price strike? Is it as of today or as of when it closes or how does that work?

D. DeVoe No, the consideration, it's already been set. So the exchange ratios that we went through is what you're going to get. So in the $85 case, you're going to get this 1.16 or slightly less than that News Corp plus $34 a share. The answer to the other question is everyone gets treated fairly.

                                                                NEWS CORPORATION
                                                           Moderator: Dave DeVoe
                                                   August 14, 2000/9:00 A.M. CDT
                                                                         Page 47


M. Minden      Sure, no, I didn't want to imply that they weren't.  I was just interested in the mechanics.

P. Chernin     Okay, we want to thank all you and I guess for any additional investor questions it will be Reed Nolte or press questions it will be Andrew Butcher. Thank you, very much. Okay, goodbye.

                              *  *  *  *  *  *  *


Investors and security holders of Chris-Craft, BHC and UTV are advised to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information about the transaction. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Chris-Craft, BHC and UTV and by News Corporation. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus when it is available and other documents filed by Chris-Craft, BHC and UTV with the Securities and Exchange Commission at its Web site at http://www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Chris-Craft, BHC, UTV or News Corporation.

Each of Chris-Craft, BHC and UTV and each of its executive officers and directors may be deemed to be participants in the solicitation of proxies from each of its stockholders with respect to the transactions contemplated by the merger agreements. Information regarding such officers and directors is included in each of its proxy statements for each of its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission. These documents are available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from each of the companies.